ACN 009 235 634

Level 9, 28 The Esplanade
Perth    Western Australia    6000
PO Box  5643 St George’s Terrace
Perth    Western Australia     6831
Telephone: (61-8) 9226 4788
Facsimile:  (61-8) 9226 4799
Email: info@cityviewcorp.com
Web:   www.cityviewcorp.com

DATE:	May 20, 2009

TO:	Karl Hiller
United States Securities and Exchange Commission
Division of Corporation Finance
(Tel) 202-551-3744
(Fax) 202-772-29369

RE:	CityView Corporation Limited’s Form 20-F for Fiscal Year Ended December 31, 2007 and 2008

Number of pages including cover sheet:  4

Dear Karl,

Please see attached, a Company response in relation to the phone conference with the SEC and Andrew Meloncelli on May 13, 2009 in relation to CityView Corporation Limited’s Form 20-F for Fiscal Years Ended December 31, 2007 and 2008.

The Company in the process of finalising its 2008 Annual Report and the audit of this report is currently in progress, when completed the Company will lodge its Form 20-F for Fiscal Year End 2008.

Any correspondence may be addressed to myself, Andrew Meloncelli by email to andrew@cityviewcorp.com or by (Tel) 61-8-9226 4788 or (Fax) 61-8-9226 4799.

Regards

/s/ Mark Smyth

Mark Smyth
Chief Executive Officer

ACN 009 235 634

Level 9, 28 The Esplanade
Perth    Western Australia    6000
PO Box  5643 St George’s Terrace
Perth    Western Australia     6831
Telephone: (61-8) 9226 4788
Facsimile:  (61-8) 9226 4799
Email: info@cityviewcorp.com
Web:   www.cityviewcorp.com

20-F – 31 December 2008

The Company’s current auditors, Somes and Cooke, were appointed at the Annual General Meeting on May 19, 2008. As Somes and Cooke are not registered in the United States with the Public Company Accounting Oversight Board (PCAOB), the Company have engaged an auditor – Mr Michael F Albanese, CPA registered with the PCAOB for the purpose of CityView Corporation Limited’s Form 20-F for the Fiscal Year Ended December 31, 2008 and do not foresee any major issues and expect to lodge by June 30, 2009.

The Company completed its December 31, 2008 annual accounts which were lodged with the Australian Securities Exchange on April 1, 2009.

20-F – 31 December 2007 (Removal of Qualification)

The Company’s 2007 auditors, BDO Kendall’s, resigned by mutual consent as the Company’s auditors at the Company’s Annual General Meeting effective May 19, 2008.

As BDO Kendall’s are no longer the company’s auditors it is not practical to amend and reissue the 2007 audit opinion, which was lodged with the Australian Securities Exchange and forwarded to all shareholders over 12 months ago.

The Company completed its December 31, 2008 annual accounts which were lodged with the Australian Securities Exchange on April 1, 2009. The revised comparatives for December 31, 2007 shows that the amount of $1,896,409 has been written off and the restated comparatives are shown at pages 32 and pages 59 to 64 in the December 31, 2008 annual accounts dated March 31, 2009.

We are in discussions with Somes and Cooke and Mr Michael F Albanese in respect to a revised audit opinion for December 31, 2007.

Controls and Procedures

The Company has amended its filing accordingly at item 15 at pages 25 and 26 of the Form 20-F for fiscal year end December 31, 2007.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
CityView’s management, under the supervision and with the participation of it’s chief executive officer and chief accounting officer, conducted an evaluation of it’s "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules (13a-15(e)). CityView’s disclosure controls and procedures apply to all wholly owned CityView companies. CityView’s chief executive officer and chief accounting officer have concluded that as of the evaluation date December 31, 2007, its disclosure controls and procedures are effective.

Scope of Management’s Report on Internal Control over Financial Reporting
Management has not evaluated or tested the internal controls of the entities accounted for via proportionate consolidation as described and listed in note 23 to the consolidated financial statements (collectively, the “Excluded Entities).

The Excluded Entities accounted for via proportionate consolidation represents 23.7% of consolidate net assets, as of December 31, 2007 and 0% of the consolidated net income for the year ended December 31, 2007.

Management has been unable to access the effectiveness of internal controls at the Excluded Entities because CityView does not have the ability to dictate or modify the controls of the Excluded Entities and does not have the ability in practice, to assess those controls. Accordingly management’s evaluation of CityView’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusions regarding the effectiveness of CityView’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

Management’s Annual Report on Internal Control over Financial Reporting
Management of CityView is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act of 1934 Rules (13a-15(f). CityView’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as well as with IFRS as approved by Australia on December 31, 2007 and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CityView’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. In making this assessment, CityView’s management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.

Based upon its assessment, CityView’s management concluded that, as of December 31, 2007, its internal control over financial reporting is effective based upon those criteria.

In compliance with temporary rules the effectiveness of our internal control over financial reporting as of December 31, 2007 has not been audited by BDO Kendall’s Audit and Assurance, an independent public accounting firm, as stated in their report included on page 34.

Changes in Internal Control over Financial Reporting
During the fiscal year 2007, there were no changes in the Company’s internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.